UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934

            Ligand Pharmaceuticals Incorporated (LGND)

                    (Name of Issuer)

         Common Stock, par value $.001 per share

            (Title of Class of Securities)

                   CUSIP No. 53220K207
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      April 4, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     529,994

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     529,994

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     529,994

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.6%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     668,182

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     668,182

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     668,182

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.0%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     187,934

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     187,934

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     187,934

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.6%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     37,000

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     37,000

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     37,000

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.1%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     93,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     93,800

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     93,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.3%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     285,110

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     285,110

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     285,110

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.9%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,517,090

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,517,090

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,517,090

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.5%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,517,090

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,517,090

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,517,090

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.5%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D


CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,802,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,802,200

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,802,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.3%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuers.

      This statement relates to Shares of Common Stock, par value $.001 per share (the "Shares"), of Ligand Pharmaceuticals Incorporated (the "Company"). The
Reporting Persons (as defined below) do not directly own any Shares. The Reporting Persons, however, may be deemed to be the beneficial owner of certain Shares through their ownership of certain Units issues jointly by the Company and Allergan Ligand Retinoid Therapeutics, Inc. ("Allergan"). Each Unit consists of one share of callable common stock of Allergan and two warrants (each a "Warrant"), each Warrant entitling the holder thereof to purchase one Share. The Warrants are not exercisable until June 4, 1997. Unless otherwise noted, all information reported herein with regard to the Reporting Persons'
Share ownership is derived solely from such persons' ownership of Warrants. The Company's principal offices are located at 9393 Towne Center Drive, San Diego, California 92121.

Item 2.  Identity and Background.

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a
Delaware limited partnership ("FCIP III"), with respect
to the Shares held by it, (v) Tinicum Partners, L.P., a
New York limited partnership ("Tinicum," collectively
with FCP, FCIP, FCIP II, and FCIP III, the "Partner-
ships"), with respect to the Shares held by it;
(vi) Farallon Capital Management, L.L.C., a Delaware
PAGE
limited liability company ("FCMLLC"), with respect to the
Shares held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore"), and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Shares held by each of the
entities named in (i) through (v) above; (viii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin
("Mellin"), Stephen L. Millham ("Millham"), Meridee A.
Moore ("Moore") and Thomas F. Steyer ("Steyer"), with
respect to the Shares held by each of the entities named
in (i) through (vi) above; and (ix) Fleur E. Fairman
("Fairman") with respect to the Shares held by each of
the entities named in (i) through (v) above (FCP, FCIP,
FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer shall collectively be referred to
hereafter as the "Reporting Persons").

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for FCP,
FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are subject to Warrants owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Warrants and the Shares related to such Warrants. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Warrants and the Shares related to such Warrants other than the
PAGE

Warrants owned by the Managed Accounts and the Shares related thereto. FCMLLC may be deemed to be the beneficial owner of all such Warrants and the Shares related to such Warrants owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Warrants and any such related Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

      (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining
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
future violations of, or prohibiting or
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

     The Warrants currently trade as Units, each Unit consisting of one share of callable common stock of Allergan and two Warrants, each Warrant entitling the holder thereof to purchase one Share. For purposes of this
Schedule 13D, the net investment cost (including commission) has been reported as a per Unit figure. The net investment cost (including commission) is $4,486,550 for the 264,997 Units (corresponding to 529,994 Shares) held by FCP, $5,318,139 for the 334,091 Units (corresponding to 668,182 Shares) held by FCIP, $1,514,873 for the 93,967 Units (corresponding to 187,934 Shares) held by FCIP II,
$580,887 for the 18,500 Units (corresponding to 37,000 Shares) held by FCIP III, $838,656 for the 46,990 Units (corresponding to
93,980 Shares) held by Tinicum and $2,864,868 for the 142,555
Units (corresponding to 285,110 Shares) held by the Managed Accounts.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II, and FCIP
III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and (iii) with respect to FCP and
Tinicum, from working capital, from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. and/or from borrowings pursuant to separate revolving credit agreements (the "Credit
Agreements") entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation ("ING"). FCP, Tinicum and some of the Managed Accounts hold certain
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
securities in their respective margin accounts at Goldman Sachs &
Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4.  Purpose of the Transaction.

      The purpose of the acquisition of the Units (and the corresponding Warrants and Shares) is for investment, and the purchases by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases from time to time and may dispose of any or all of the Units (and the corresponding Warrants and Shares) held by it at any time. As disclosed in Items 5 and 6 below, the Reporting Persons have placed certain short sales with regard to the Shares and may, in the future, purchase
Shares in order to fill the existing or additional short sale arrangements. Except to the extent the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     A.     Farallon Capital Partners, L.P.

            (a),(b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page is calculated based upon a total of 32,544,634 Shares outstanding (such figure is the sum of (i)

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
the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 529,994 Shares of which the Reporting Person may be deemed to be the beneficial owner through its ownership of Warrants).

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. The trading date, number of Shares shorted and the price for all short sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 32,682,822 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 668,182 Shares of which the Reporting Person may be deemed to be the beneficial owner through its ownership of Warrants).
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
            (c) The trading dates, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. The trading date, number of Shares shorted and the price for all short sales of the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      C.   Farallon Capital Institutional Partners II, L.P.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 32,202,574 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K of the period ended December 31, 1996 and (ii) the 187,934 Shares of which the Reporting Person may be deemed to be the beneficial owner through its ownership of Warrants).

            (c)     The trading dates, number of Units (and
corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. The trading date, number of Shares shorted and the price for all short sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
PAGE

Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)        Not applicable.

      D.   Farallon Capital Institutional Partners III, L.P.

            (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
III is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 32,051,640 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 37,000 Shares of which the Reporting Person may be deemed to be the beneficial owners through its ownership of Warrants).

            (c)     The trading dates, number of Units (and
corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. The trading date, number of Shares shorted and the price for all short sales of the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      E.    Tinicum Partners, L.P.

            (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 32,108,440 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period

PAGE
ended December 31, 1996 and (ii) the 93,800 Shares of which the Reporting Person may be deemed to be the beneficial owner through its ownership of Warrants).

            (c)     The trading dates, number of Units (and
corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference.
The trading date, number of Shares shorted and the price for all short sales of the Shares in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)   FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCMLLC is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 32,299,750 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 285,110 Shares of which the Reporting Person may be deemed to be the beneficial owner through the ownership of Warrants by the Managed Accounts).

            (c)     The trading dates, number of Units (and
corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. The trading date, number of Shares shorted and the price for all short sales of the Shares in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.
PAGE

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes,
Fish, Fremder, Millham, Mellin, and Moore are managing members of FCMLLC.

            (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a),(b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference. The percentage amount set forth in row 13 of such cover page is calculated based upon a total of 33,531,730 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 1,517,090 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini

PAGE

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Units, Warrants and/or Shares held by the Managed Accounts.
Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended
December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of

PAGE
the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     J.     Joseph F. Downes

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its form 10K for the period ended December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      K.     Fleur E. Fairman

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference. The percentage amount set forth in row 13 of such cover page is calculated based upon a total of 33,531,730 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 1,517,890 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' ownership of Warrants).

PAGE

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Units, Warrants and/or Shares held by the Managed Accounts.
Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the

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
beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      N.    William F. Mellin

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended
December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     O.     Stephen L. Millham

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference. The percentage amount set forth in Row 13 of

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
such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended December 31, 1996 and (ii) the 1,802,200 Shares of which the Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     P.     Meridee A. Moore

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended
December 31, 1996 and (ii) the 1,802,200 Shares of which the
Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units, Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

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
     Q.     Thomas F. Steyer

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 33,819,041 Shares outstanding (such figure is the sum of (i) the 32,014,640 Shares outstanding as of February 28, 1997 as reported by the Company in its Form 10K for the period ended
December 31, 1996 and (ii) the 1,802,200 Shares of which the
Reporting Person may be deemed to be the beneficial owner through the Partnerships' and the Managed Accounts' ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-
ing the disposition of the proceeds of the sale of the Units, Warrants
and/or Shares.   FCMLLC, as an investment adviser, has the power
to direct the disposition of the proceeds of the sale of the Units, Warrants and/or Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     The Shares reported hereby for FCP,
FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are subject to Warrants owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Warrants and the Shares related to such Warrants. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Warrants and the Shares related to such Warrants other than the Warrants owned by the Managed Accounts and the Shares related thereto. FCMLLC may be deemed to be the beneficial owner of all such Warrants and the Shares related to such Warrants owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Warrants and any such related Shares.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
PAGE

     The Reporting Persons have entered into certain short sale arrangements pursuant to which the Reporting Persons have agreed to sell, in the aggregate, 945,500 Shares at prices ranging from $11.75 to $12.50 if demand for such Shares is made. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any security of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS III,
                    L.P. and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

PAGE

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC, is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.    (a)    Farallon Capital Management, L.L.C.
      (b)    One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as investment adviser to various
             managed accounts
      (d)    Delaware limited liability company
      (e)    Managing Members: Thomas F. Steyer, Se-
             nior Managing Member; David I. Cohen,
             Joseph H. Downes, Jason M. Fish, Andrew
             B. Fremder, William F. Mellin, Stephen L.
             Millham and Meridee A. Moore, Managing
             Members.

2.    (a)    Farallon Partners, L.L.C.
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Serves as general partner to investment
             partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer,
             Senior Managing Member; Enrique H. Boilini,
             David I. Cohen, Joseph H. Downes, Fleur E.
             Fairman, Jason M. Fish, Andrew B. Fremder,
             William F. Mellin, Stephen L. Millham and
             Meridee A. Moore, Managing Members.

3.    (a)    Enrique H. Boilini
      (b)    c/o Farallon Capital Management, L.L.C.
                 75 Holly Hill Lane
                 Greenwich, CT 06830
      (c)    Managing Member of Farallon
             Partners,L.L.C.; Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    Argentinean Citizen

4.    (a)    David I. Cohen
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon
             Partners,L.L.C.; Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    South African Citizen

PAGE

5.    (a)    Joseph F. Downes
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

6.    (a)    Fleur E. Fairman
      (b)    993 Park Avenue
             New York, New York  10028
      (c)    Managing Member of Farallon Partners,
             L.L.C.
      (d)    United States Citizen

7.    (a)    Jason M. Fish
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

8.    (a)    Andrew B. Fremder
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon
             Partners,L.L.C.; Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    United States Citizen

9.    (a)    William F. Mellin
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

10.   (a)    Stephen L. Millham
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

PAGE

11.  (a)    Meridee A. Moore
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
     (d)     United States Citizen

12.   (a)    Thomas F. Steyer
      (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
      (c)    Senior Managing Member of Farallon Part-
             ners, L.L.C.; Senior Managing Member of
             Farallon Capital Management, L.L.C.
      (d)    United States Citizen

PAGE

                                              EXHIBIT  1
                                                      to
                                            SCHEDULE 13D

                JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  April 14, 1997

                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS III, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of Enrique H. Boilini, David
                    I. Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, and Meridee A. Moore.

                        SCHEDULE A


               FARALLON CAPITAL PARTNERS, L.P.

      WARRANT-RELATED SHARE INFORMATION:

                       NO. OF UNITS            PRICE
      TRADE DATE          PURCHASED           PER UNIT
                                             (including
                                              commission)

       03/03/97            6,400               $31.00

       03/04/97            2,500               $31.12

      Which Corresponds To

                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED            PER SHARE <1>
                                            (including
                                            commission)

      03/03/97            12,800            $15.50

      03/04/97             5,000            $15.56

      SHORT SALE INFORMATION:

                       NO. OF SHARES         PRICE
      TRADE DATE           SHORTED          PER SHARE


      02/27/97             1,000            $11.75

      03/03/97             9,600            $12.25

      03/04/97             2,500            $12.50


<1> As the Warrants currently trade as a Unit, together with shares of callable common stock of Allergan, the reported price is based on the Unit price. Each Unit consists of one share of Allergan callable common stock and two Warrants, each exercisable for one Share. For purposes of this
Schedule 13D, the per Share price has been derived by attributing all of the Unit price equally between the two related Shares.

                        SCHEDULE B

           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


WARRANT-RELATED SHARE INFORMATION:

                       NO. OF UNITS           PRICE
      TRADE DATE         PURCHASED            PER UNIT
                                              (including
                                               commission)

       03/03/97            5,600              $31.00

       03/04/97            2,200              $31.12


Which Corresponds To

                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED            PER SHARE
                                          (including
                                          commission)


      03/03/97            11,200            $15.50

      03/04/97             4,400            $15.56


SHORT SALE INFORMATION:

                       NO. OF SHARES         PRICE
      TRADE DATE           SHORTED          PER SHARE

      02/27/97             2,000            $11.75

      03/03/97             8,400            $12.25

      03/04/97             2,200            $12.50


<1> As the Warrants currently trade as a Unit, together with shares of callable common stock of Allergan, the reported price is based on the Unit price. Each Unit consists of one share of Allergan callable common stock and two Warrants, each exercisable for one Share. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price equally between the two related Shares.
PAGE

                        SCHEDULE C

         FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

WARRANT-RELATED SHARE INFORMATION:

                       NO. OF UNITS           PRICE
      TRADE DATE         PURCHASED            PER UNIT
                                              (including
                                               commission)

       03/03/97           1,600                $31.00

       03/04/97             500                $31.12

Which Corresponds To


                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED           PER SHARE <1>
                                               (including
                                             commission)


      03/03/97            3,200            $15.50

      03/04/97            1,000            $15.56

SHORT SALE INFORMATION:

                       NO. OF SHARES         PRICE
      TRADE DATE           SHORTED         PER SHARE


      03/03/97             2,400            $12.25

      03/04/97               500            $12.50


<1> As the Warrants currently trade as a Unit, together with shares of callable common stock of Allergan, the reported price is based on the Unit price. Each Unit consists of one share of Allergan callable common stock and two Warrants, each exercisable for one Share. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price equally between the two related Shares.

                        SCHEDULE D


        FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

WARRANT-RELATED SHARE INFORMATION:

                      NO. OF UNITS           PRICE
      TRADE DATE        PURCHASED            PER UNIT
                                             (including
                                              commission)

       03/03/97            400                $31.00

       03/04/97            100                $31.12

Which Corresponds To

                      NO. OF SHARES           PRICE
      TRADE DATE        PURCHASED           PER SHARE <1>
                                              (including
                                              commission)



      03/03/97                800            $15.50

      03/04/97                200            $15.56

SHORT SALE INFORMATION:

                       NO. OF SHARES         PRICE
      TRADE DATE           SHORTED          PER SHARE


      02/27/97            12,000            $11.75

      03/03/97               600            $12.25

      03/04/97               100            $12.50


<1> As the Warrants currently trade as a Unit, together with shares of callable common stock of Allergan, the reported price is based on the Unit price. Each Unit consists of one share of Allergan callable common stock and two Warrants, each exercisable for one Share. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price equally between the two related Shares.

PAGE

                         SCHEDULE E


                   TINICUM PARTNERS, L.P.

WARRANT-RELATED SHARE INFORMATION:

                    NO. OF UNITS           PRICE
      TRADE DATE      PURCHASED           PER UNIT
                                     (including
                                     commission)

      03/03/94             800               $31.00

      03/04/97             500               $31.12

Which Corresponds To

                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED          PER SHARE <1>
                                             (including
                                             commission)


      03/03/97             1,600            $15.50

      03/04/97             1,000            $15.56


SHORT SALE INFORMATION:

                       NO. OF SHARES          PRICE
      TRADE DATE           SHORTED          PER SHARE

      03/03/97             1,200            $12.25

      03/04/97               500            $12.50


<1> As the Warrants currently trade as a Unit, together with shares of callable common stock of Allergan, the reported price is based on the Unit price. Each Unit consists of one share of Allergan callable common stock and two Warrants, each exercisable for one Share. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price equally between the two related Shares.

PAGE

                        SCHEDULE F


               FARALLON CAPITAL MANAGEMENT, L.L.C.

WARRANT-RELATED SHARE INFORMATION:

                        NO. OF UNITS        PRICE
      TRADE DATE          PURCHASED          PER UNIT
                                        (including
                                       commission)

      03/03/97              3,600              $31.00

      03/04/97              2,600              $31.12

      03/03/97                200              $31.00

      03/04/97                100              $31.12

      03/03/97              1,400              $31.00

      03/04/97                500              $31.12


Which Corresponds To

                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED          PER SHARE <1>
                                            (including
                                             commission)


      03/03/97          7,200            $15.50

      03/04/97          5,200            $15.56

      03/03/97            400            $15.50

      03/04/97            200            $15.56

      03/03/97          2,800            $15.50

      03/04/97          1,000            $15.56

SHORT SALE INFORMATION:

                       NO. OF SHARES         PRICE
      TRADE DATE           SHORTED          PER SHARE

      03/03/97             5,400            $12.25

      03/04/97             2,600            $12.50

      03/03/97               300            $12.25

      03/04/97               100            $12.50

      03/03/97             2,100            $12.25

      03/04/97               500            $12.50


<1> As the Warrants currently trade as a Unit, together with shares of callable common stock of Allergan, the reported price is based on the Unit price. Each Unit consists of one share of Allergan calable common stock and two Warrants, each exercisable for one Share. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price equally between the two related
Shares.